Exhibit 99.1

Ctrip to Hold 2012 Annual General Meeting on October 26, 2012

Shanghai, September 18, 2012 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it will hold its 2012 annual general meeting of shareholders at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China on October 26, 2012 at 10:00 a.m. (Beijing time). Holders of record of ordinary shares of the Company at the close of business on September 18, 2012 are entitled to notice of, and to vote at, the annual general meeting or any adjourned or postponed meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at ir.ctrip.com. Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission. Ctrip’s 2011 annual report on Form 20-F can be accessed on the above-mentioned website, as well as the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may obtain a copy of the Company’s 2011 annual report on Form 20-F, free of charge, by writing to Investors Relations Department, Ctrip.com International, Ltd., 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com